FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of February 2015

Commission File Number: 001-10306

The Royal Bank of Scotland plc

RBS, Gogarburn, PO Box 1000
Edinburgh EH12 1HQ

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X	Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	___	No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The following information was issued as Company announcements in London, England and is furnished pursuant to General Instruction B to the General Instructions to Form 6-K:

Exhibit No. 1	De-listing Notifications dated 13 February 2015
Exhibit No. 2	Amendment Notifications dated 17 February 2015
Exhibit No. 3	Amendment Notifications dated 18 February 2015
Exhibit No. 4	Notice of Redemption dated 19 February 2015
Exhibit No. 5	Amendment Notifications dated 20 February 2015
Exhibit No. 6	Amendment Notifications dated 23 February 2015
Exhibit No. 7	Amendment Notifications dated 26 February 2015

Exhibit 1

13 February 2015

DE-LISTING NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code:GB00B46DN453 ISIN Code:GB00B436SJ76

The Issuer has repurchased all of the outstanding Securities and now holds 100 percent of the Securities in their own account, therefore no Securities are held by third parties.

Therefore, in the Issuer's capacity as sole Securityholder, we intend to file notification in accordance with Listing Rule 5.3.1 of our intention to cancel the above referenced Securities from the Official List of the FCA effective on 20 March 2015. Following such delisting the Securities will cease trading.

For further information, please contact:

RBS Markets

+44 20 7678 1962

http://markets.rbs.com

Exhibit 2

17 February 2015

AMENDMENT NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code:SE0003789460 (SMTN 8140) ISIN Code:SE0003913292 (SMTN 8447)

The abovementioned Notes were issued by The Royal Bank of Scotland plc, 135 Bishopsgate, London EC2M 3UR ("RBS") and economically exposed to several strategies or indices, including the Gotham US Enhanced Value Index and the Gotham International Enhanced Value Index (together, the "Gotham Indices"). The Notes' exposure to the Gotham Indices was derived either through the Gotham Alpha US Strategy (USD) or the RBS VC Gotham Alpha US (USD) ER 12% (the "RBS Gotham Index").

As previously notified via RBS' Notice to Noteholders (entitled "Index Suspension") on 4 September 2013, Gotham Asset Management LLC terminated its sponsorship of the Gotham Indices on 8 September 2014. As a result, RBS, as index sponsor of the RBS Gotham Index, terminated the RBS Gotham Index as at the close of business on 8 September 2014 since it was no longer able to observe the underlying Gotham International Enhanced Value Index after 8 September 2014.

As a result of the termination of the Gotham Indices and the RBS Gotham Index, RBS (in its capacity as Calculation Agent for the Notes) determined to use the level of the RBS Gotham Index as published on 8 September 2014 in its determination of the Reference Price, pursuant to Condition 7(b)(ii) of the terms and conditions governing the Notes.

RBS therefore hereby gives notice that, pursuant to Condition 24(a) of the terms and conditions governing the Notes, the terms and conditions of the Notes have been amended to modify the Final Redemption Amount formulae for the Notes, as follows:

ISIN	Final Redemption Amount formula (New)	Final Redemption Amount formula (Old)
SE0003789460	Calculation Amount x [124.56% + ...	Calculation Amount x [120% + ...
SE0003913292	Calculation Amount x [123.79% + ...	Calculation Amount x [120% + ...

For the avoidance of doubt, this modification of the Final Redemption Amount formulae represents an increase in the Final Redemption Amount payable to the Noteholders, and is therefore not materially prejudicial to the Noteholders.

This notice should be read in conjunction with the terms and conditions of the Notes. Capitalised terms not defined herein shall have the meaning set forth in the terms and conditions of the Notes.

For further information contact the distributor of the Notes or RBS.

Issued by:
The Royal Bank of Scotland plc
135 Bishopsgate, London EC2M 3UR

Contact:
Davide Massenzana
Email:
davide.massenzana@rbs.com
Tel: +44 20 76784518
Address:
135 Bishopsgate, London EC2M 3UR
http://markets.rbs.com

Exhibit 3

18 February 2015

AMENDMENT NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code:GB00B3M4W717 (RBS 326)

The Royal Bank of Scotland plc is the Issuer (the "Issuer") of the above mentioned Securities.
In accordance with its notice obligations under Condition 12 (Notices), the Issuer hereby gives notice that it has determined to modify the terms and conditions of the Securities (the "Terms and Conditions") in order to correct an error in the definition of Coupon which, in the Issuer's absolute discretion, is not materially prejudicial to the interests of the Holders in accordance with Condition 11(d)(i), as included in the Prospectus dated 25 September 2009 relating to the Issuer's Certificate and Warrant Programme.
By virtue of this notice the formula within the definition of "Coupon", included in the applicable Final Terms of the Securities, shall be amended to remove the words 'per cent'. The amended formula shall read as follows:

Denomination x 0.018 x (Accrual Days/M)

This notice relates to the Securities and must be read in conjunction with, and is subject to, the relevant Final Terms, the applicable Conditions, the Base Prospectus relating to Exercisable Certificates/Warrants and Redeemable Certificates dated 1 April 2010, and the Certificate and Warrant Programme dated 25 September 2009, as supplemented. In the event of any inconsistency between this notice and the Final Terms and the Terms and Conditions, this notice will govern.
Capitalised terms not defined in this notice shall have the same meaning given to them in the Terms and Conditions.
For further information, please contact the Issuer.

Contact: Wenjing Zhong
Email:
wenjing.zhong@rbs.com

Tel: +44 20 7678 7289
Address:
135 Bishopsgate, London EC2M 3UR
http://markets.rbs.com

Exhibit 4

Notice of Redemption

The Royal Bank of Scotland plc (the "Issuer")

The holders of the US$1,500,000,000 Floating Rate Subordinated Callable Step-Up Notes due August 2017 of the Issuer, issued under its £40,000,000,000 Euro Medium Term Note Programme (ISIN Code: XS0302127625 (the "Notes")) have been notified by the Issuer of the upcoming redemption of the Notes on 27 February 2015. The amount of the Notes currently outstanding is US$238,100,000.

The Notes are being redeemed pursuant to Condition 5(d) of the Notes (Call Option - Redemption at the Option of the Issuer) at par plus accrued interest to (but excluding) the date of redemption. The Issuer has notified the holders pursuant to the terms of the Notes.

For further information, please contact:

Matthew Richardson
The Royal Bank of Scotland plc
250 Bishopsgate, London, EC2M 4AA
TEL: +44 20 7678 1800

Exhibit 5

20 February 2015

AMENDMENT NOTIFICATIONS

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") issued by the Issuer.

ISIN Code: GB00B4YTJ709 (RBS 272)

The Royal Bank of Scotland plc is the Issuer (the "Issuer") of the above mentioned Securities.
In accordance with its notice obligations under Condition 12 (Notices), the Issuer hereby gives notice that it has determined to modify the terms and conditions of the Securities (the "Terms and Conditions") in order to correct a manifest error in the definition of Valuation Date in accordance with Condition 11(d)(ii), as included in the Prospectus dated 25 September 2009 relating to the Issuer's Certificate and Warrant Programme.
By virtue of this notice the definition of "Valuation Date" will be deleted in its entirety and replaced with the following:
"Valuation Date: 11 July 2016, subject to adjustment in accordance with product Condition 5 and Conditions 16 and 17."
This notice relates to the Securities and must be read in conjunction with, and is subject to, the relevant Final Terms, the applicable Conditions, the Base Prospectus relating to Exercisable Certificates/Warrants and Redeemable Certificates dated 1 April 2010, and the Certificate and Warrant Programme dated 25 September 2009, as supplemented. In the event of any inconsistency between this notice and the Final Terms and the Terms and Conditions, this notice will govern.
Capitalised terms not defined in this notice shall have the same meaning given to them in the Terms and Conditions.
For further information, please contact the Issuer.

Contact: Wenjing Zhong
Email:
wenjing.zhong@rbs.com

Tel: +44 20 7678 7289
Address:
135 Bishopsgate, London EC2M 3UR
http://markets.rbs.com

Exhibit 6

23 February 2015

AMENDMENT NOTIFICATION

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") which were issued by the Issuer on 6 April 2011 under its Flexi-Payout Base Prospectus dated 18 August 2010 and as supplemented from time to time (the "Base Prospectus"), which incorporates by reference the Issuer's Structured Note Programme dated 27 April 2010 and as supplemented from time to time (the "Programme"):

SMTN 8210	ISIN Code: XS0594391038

The Issuer has made a correction to the Final Terms. The Final Averaging Dates at point 16(ii) have been amended be replacing 30 January 2016 and 28 February 2016 with 30 January 2017 and 28 February 2017 respectively.

For further information, please contact the Issuer.

Contact: Wenjing Zhong
Email:wenjing.zhong@rbs.com

Tel: +44 20 7678 7289
Address:135 Bishopsgate, London EC2M 3UR
http://markets.rbs.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus, the Programme and the final terms dated 23 February 2011 (as amended and restated on 28 March 2011, 6 April 2011 and 23 February 2015) (the "Final Terms") may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus, the Programme and/or the Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus, the Programme and/or the Final Terms is not addressed. Prior to relying on the information contained in the Base Prospectus, the Programme and/or the Final Terms, you must ascertain from the Base Prospectus, the Programme and/or the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Exhibit 7

26 February 2015

AMENDMENT NOTIFICATION

The Royal Bank of Scotland plc (the "Issuer")

This notice relates to the following securities (the "Securities") which were issued by the Issuer on 22 December 2010 under its Structured Note Programme dated 27 April 2010 and as supplemented from time to time (the "Programme"):

SMTN 7992	ISIN Code: XS0570415520

The Issuer has made a correction to the Final Terms on the basis the amendment is not materially prejudicial to the Noteholders as agreed with the Trustee. The Initial Reference Price at point 18(xviii) and 30(xii) has been amended by replacing 2,839.54 with 2,839.53.

For further information, please contact the Issuer.

Contact: Wenjing Zhong
Email: wenjing.zhong@rbs.com
Tel: +44 20 7678 7289
Address: 135 Bishopsgate, London EC2M 3UR
http://markets.rbs.com

DISCLAIMER - INTENDED ADDRESSEES

Please note that the information contained in the Base Prospectus, the Programme and the final terms dated 21 December 2010 (as amended and restated on 26 February 2015) (the "Final Terms") may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Base Prospectus, the Programme and/or the Final Terms) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Base Prospectus, the Programme and/or the Final Terms is not addressed. Prior to relying on the information contained in the Base Prospectus, the Programme and/or the Final Terms, you must ascertain from the Base Prospectus, the Programme and/or the Final Terms whether or not you are part of the intended addressees of the information contained therein.

Your right to access this service is conditional upon complying with the above requirement.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 February 2015

THE ROYAL BANK OF SCOTLAND plc (Registrant)

By:	/s/ Jan Cargill

Name: Title:	Jan Cargill Deputy Secretary